Total Pages: 11
Exhibit 23

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[**X**] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year end __ **December 31, 2001**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ______________ TO ______________ Commission file number ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VERSP RESTORATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VALMONT INDUSTRIES, INC.

One Valmont Plaza

Omaha, Nebraska 68154-5215

VERSP RESTORATION PLAN

Financial Statements as of December 31, 2001 and 2000 and for the Year Ended December 31, 2001 and Independent Auditors' Report

VERSP RESTORATION PLAN

TABLE OF CONTENTS

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of the
VERSP Restoration Plan

We have audited the accompanying statements of net assets available for benefits of the VERSP Restoration Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 5, 2002

VERSP RESTORATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
INVESTMENTS, at fair value:		
Mutual Funds:		
The Putnam Fund for Growth and Income	$ 1,235,757	$ 3,091,390
Putnam Money Market Fund	4,612,578	1,657,809
Putnam Investors Fund	329,184	540,171
Putnam Global Growth Fund	257,892	1,168,697
Putnam Voyager Fund	985,495	2,372,673
Putnam Diversified Income Fund	-	741,068
Putnam New Opportunities Fund	367,945	586,920
Putnam International Growth Fund	289,750	648,254
Putnam Asset Allocation Funds:		
Growth Portfolio	126,140	104,148
Balanced Portfolio	169,375	180,577
Conservative Portfolio	360,817	160,053
PIMCO Total Return Fund	833,921	-
DLJ Direct Securities	1,267,962	643,751
SDB Money Market	111,296	75,902
Valmont Industries, Inc. Common Stock	12,044	-
	10,960,156	11,971,413
CONTRIBUTIONS RECEIVABLE:		
Employer	29,890	56,350
Employee	11,818	11,127
NET ASSETS AVAILABLE FOR BENEFITS	$11,001,864	$12,038,890

See notes to financial statements.

VERSP RESTORATION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:	
Investment Loss:	
Net depreciation in investments	$ (1,837,092)
Interest and dividends received on investments	298,469
Total investment loss	(1,538,623)
Contributions:	
Employer	178,744
Employee	817,019
Total contributions	995,763
Total additions (deductions)	(542,860)
DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:	
Participant benefits	493,666
Management fees	500
Total deductions	494,166
DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(1,037,026)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	12,038,890
End of year	$ 11,001,864

See notes to financial statements.

VERSP RESTORATION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF PLAN

The following description of the Valmont Industries, Inc. (the Company) VERSP Restoration Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General – The Plan is a nonqualified plan for eligible employees and is intended to constitute a "top-hat" plan. The Plan is designed to restore benefits not available under the Valmont Employee Retirement Savings Plan because of Internal Revenue Code restrictions for qualified plans.

Contributions – Each year, participants may contribute all or a portion of their annual salary and bonus. The Company also makes discretionary contributions to the Plan.

Eligibility – Each employee who participates in the Valmont Employee Retirement Savings Plan and whose benefits are limited by the Internal Revenue Code may participate in this Plan.

Participant Accounts – Each participant's account is credited with the participant's contributions and any associated Company contributions. The participant's account is also credited with an allocation of Plan earnings or losses corresponding to the participant's investment elections and is charged certain administrative expenses. Allocations of Plan earnings and losses are based on participant account balances, as defined.

Vesting – Participants' contributions and the related investment earnings are immediately vested. The Company's contributions and the related investment earnings are vested based on years of service:

Years of Service	Vesting Percentage
2	25 %
3	50 %
4	75 %
5	100 %

Funding – The Plan is unfunded. The Company has established a trust to provide the benefits payable pursuant to the Plan. The trust shall be the property of the Company until distributed and subject to Valmont's general, unsecured creditors and judgment creditors.

Benefit Payments – Under the terms of the Plan, distributions may be made in lump-sum or installments. Distributions to nonretirees are made in one payment or are deferred until a later date.

Forfeited Accounts – Forfeited accounts are used to reduce future employer contributions. During 2001 there were no forfeited nonvested accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments – Shares of mutual funds managed by registered investment companies and bank common trust funds are valued at quoted market prices. The Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on sales of investments and unrealized appreciation and depreciation in fair value of investments are based upon beginning of year market values or, if acquired during the year, cost.

Payment of Benefits – Benefits are recorded when paid.

Expenses – Normal recurring costs incidental to the Plan may be paid by the Plan.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities in general are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

3. INVESTMENTS

During 2001, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $1,837,092 as follows:

	2001
Investments at Fair Value as Determined by Quoted Market Price:	
Mutual Funds	$ 1,836,587
Valmont Industries, Inc. Common Stock	505
Net change in fair value	$ 1,837,092

4. RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds managed by Putnam Investment Management, Inc., which is affiliated with the Trustee. Fees paid by the Plan for the administration services to the Trustee amounted to $500 and $250 for the years ended December 31, 2001 and 2000, respectively. These payments qualify as party-in-interest transactions.

The Plan purchases and sells shares of common stock of the Company. The aggregate amount of purchases for 2001 was $12,357 (833 shares). There were no common stock sales during 2001. These transactions qualify as party-in-interest transactions.

5. PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in the Company's contributions to their accounts.

6. INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments in any of the following investment options. Allocation percentages can be changed by the participant daily. The investment options are as follows:

The Putnam Fund for Growth and Income – This fund obtains growth and income by investing primarily in common stocks that offer the potential for capital growth, current income, or both.

Putnam Money Market Fund – The fund seeks to protect investors by investing in short-term fixed-income securities.

Putnam Investors Fund – This fund obtains long-term growth of capital by investing primarily in a portfolio consisting of quality common stocks.

Putnam Global Growth Fund – This fund invests primarily in common stocks traded in securities markets located in a number of foreign countries and in the United States.

Putnam Voyager Fund – This fund invests in common stocks that are believed to have potential for capital appreciation significantly greater than that of the market averages.

Putnam New Opportunities Fund – This fund invests primarily in common stocks in companies that are believed to possess above-average, long-term growth potential.

Putnam International Growth Fund – The fund invests primarily in equity securities of companies located outside of the United States.

Putnam Asset Allocation Funds: Growth Portfolio – These funds are invested mainly in common stocks and bonds, and the fund's objective is to seek capital appreciation in its investments.

Putnam Asset Allocation Funds: Balanced Portfolio – These funds are invested in corporate bonds, common stocks and U.S. Government securities, and the fund's objective is to seek total return in its investments.

Putnam Asset Allocation Funds: Conservative Portfolio – These funds are invested mainly in common stock and bonds, and the fund's objective is to seek total return with preservation of capital.

PIMCO Total Return Fund – This fund seeks total return consistent with the preservation of capital by investing in intermediate-maturity fixed income securities from all major sectors of the bond market.

DLJ Direct Securities – This fund serves as an individual brokerage account.

SDB Money Market – This fund invests in short-term fixed income securities.

Valmont Industries, Inc. Common Stock – Funds are invested in common stock of Valmont Industries, Inc.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-64170 of Valmont Industries, Inc. on Form S-8 of our report dated June 5, 2002, appearing in this Annual Report on Form 11-K of the VERSP Restoration Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 28, 2002

SIGNATURES

THE PLAN

Pursuant to the requirements of the Securities Act of 1934, the Trustees (or other persons who administer the VERSP Restoration Plan Plan) have duly caused this annual report on 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

VERSP Restoration Plan

Dated this 28th day of June, 2002.

By: /s/ Mogens C. Bay
Mogens C. Bay
Policy Committee Member

By: /s/ Ann F. Ashford
Ann F. Ashford
Policy Committee Member